UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

21077F100
(CUSIP Number)

Rick Van Nieuwenhuyse c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Rick Van Nieuwenhuyse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
		368,805 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		232,972 shares of Common Stock**
	10	SHARED DISPOSITIVE POWER
		0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,805 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.90%***
14	TYPE OF REPORTING PERSON
IN

* Includes (i) 50,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., issuable upon the exercise of stock options held directly by the Reporting Person which will vest within sixty days of this statement on Schedule 13D (the “Stock Options”) and (ii) 173,333 restricted shares of Common Stock held by the Reporting Person.  Excludes 50,000 stock options held by the Reporting Person which do not vest until January 6, 2022.

** Includes (i) 50,000 shares of Common Stock issuable upon the exercise of the Stock Options and (ii) 37,500 restricted shares of Common Stock held by the Reporting Person which will vest within sixty days of this statement on Schedule 13D.  Excludes (i) 50,000 stock options held by the Reporting Person which do not vest until January 6, 2022, (ii) 37,500 restricted shares of Common Stock which do not vest until January 6, 2022 and (iii) 98,333 restricted shares of Common Stock which do not vest until January 1, 2023.

*** Percentage of class calculated based on 6,250,500 total outstanding shares of Common Stock, consisting of (i) 6,200,500 total outstanding shares of Common Stock as of December 21, 2020 plus (ii) 50,000 shares of Common Stock issuable upon the exercise of the Stock Options.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

Item 2.	Identity and Background

(a) The name of the Reporting Person is Rick Van Nieuwenhuyse.

(b) The principal business address of Mr. Van Nieuwenhuyse is 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

(c) Mr. Van Nieuwenhuyse is the President and Chief Executive Officer of the Issuer, with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

(d) – (e) During the last five years, Mr. Van Nieuwenhuyse has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Van Nieuwenhuyse is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Equity Awards

Mr. Van Nieuwenhuyse has, or has the right to acquire within sixty days of this Schedule 13D, beneficial ownership of an aggregate of 223,333 shares of Common Stock received pursuant to compensatory equity incentive awards approved by the Issuer’s Board of Directors (the “Board”).

On January 6, 2020, the Board granted to Mr. Van Nieuwenhuyse 100,000 options to purchase Common Stock under the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan (as amended, from time to time, the “2010 Equity Compensation Plan”), pursuant to an Incentive Stock Option Agreement. The options vest in two equal installments on January 6, 2021 and January 6, 2022, subject to acceleration upon a change of control of the Issuer.

On January 9, 2020, the Board granted to Mr. Van Nieuwenhuyse 75,000 restricted shares of Common Stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest in two equal installments on January 6, 2021 and January 6, 2022, subject to acceleration upon a change of control of the Issuer.

On December 11, 2020, the Board granted to Mr. Van Nieuwenhuyse 75,000 restricted shares of Common Stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

On December 11, 2020, the Board granted to Mr. Van Nieuwenhuyse 23,333 restricted shares of Common Stock under the 2010 Equity Compensation Plan pursuant to the Contango ORE, Inc. Short Term Incentive Plan for the benefit of Rick Van Nieuwenhuyse, dated June 10, 2020, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

Private Placement

On September 23, 2020, Mr. Van Nieuwenhuyse purchased 75,472 shares of Common Stock (the “Private Placement Shares”) at a price of $13.25 per share in a private offering by the Issuer to certain purchasers who are accredited investors. Mr. Van Nieuwenhuyse purchased the Private Placement Shares on the same terms and conditions as all other purchasers. The Private Placement Shares were acquired by Mr. Van Nieuwenhuyse using personal funds and amounts drawn under a personal line of credit with Royal Bank of Canada.

Private Transactions

On November 17, 2020, Mr. Van Nieuwenhuyse acquired an aggregate of 70,000 shares of Common Stock (the “Private Purchase Shares”) in four separate private transactions with three affiliates and one non-affiliate of the Issuer at a price of $15.00 per share. The Private Purchase Shares were acquired by Mr. Van Nieuwenhuyse using personal funds and amounts drawn under a personal line of credit with Royal Bank of Canada.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes or through the Reporting Person’s service as an executive officer of the Issuer. Subject to applicable securities laws and regulations, the Reporting Person may dispose or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Mr. Van Nieuwenhuyse is the President and Chief Executive Officer of the Issuer, and serves on the Board.  Mr. Van Nieuwenhuyse reserves the right to take any action enumerated above in the best interests of the Issuer in his role as an officer and as a member of the Board.

Item 5.	Interest in Securities of the Issuer

 (a)  The Reporting Person beneficially owns, or has the right to acquire within sixty days of this Schedule 13D beneficial ownership of, an aggregate of 368,805 shares of Common Stock of the Issuer, representing approximately 5.90% of all outstanding shares of Common Stock. The percentage of this Item 5 is based on 6,250,500 total outstanding shares of Common Stock, consisting of (i) 6,200,500 total outstanding shares of Common Stock as of December 21, 2020, plus (ii) 50,000 shares of Common Stock issuable upon the exercise of stock options held directly by the Reporting Person which will vest within sixty days of this Schedule 13D.

(b)  The Reporting Person has sole power to vote and direct the vote of 368,805 shares of Common Stock reported herein and the sole power to dispose and direct the disposition of 232,972 shares of Common Stock reported herein.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last sixty days by the Reporting Person, except as follows:

●
On November 17, 2020, Mr. Van Nieuwenhuyse acquired an aggregate of 70,000 shares of Common Stock in four separate private transactions with three affiliates and one non-affiliate of the Issuer at a price of $15.00 per share. The Private Purchase Shares were acquired by Mr. Van Nieuwenhuyse using personal funds and amounts drawn under a personal line of credit with Royal Bank of Canada.

●
On December 11, 2020, the Board granted to Mr. Van Nieuwenhuyse 75,000 restricted shares of Common Stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

●
On December 11, 2020, the Board granted to Mr. Van Nieuwenhuyse 23,333 restricted shares of Common Stock under the 2010 Equity Compensation Plan pursuant to the Contango ORE, Inc. Short Term Incentive Plan for the benefit of Rick Van Nieuwenhuyse, dated June 10, 2020, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

On January 6, 2020, the Board granted to Mr. Van Nieuwenhuyse 100,000 options to purchase Common Stock under the 2010 Equity Compensation Plan, pursuant to an Incentive Stock Option Agreement. The options vest in two equal installments on January 6, 2021 and January 6, 2022, subject to acceleration upon a change of control of the Issuer.

On January 9, 2020, the Board granted to Mr. Van Nieuwenhuyse 75,000 restricted shares of Common Stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest in two equal installments on January 6, 2021 and January 6, 2022, subject to acceleration upon a change of control of the Issuer.

On December 11, 2020, the Board granted to Mr. Van Nieuwenhuyse 75,000 restricted shares of Common Stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

On December 11, 2020, the Board granted to Mr. Van Nieuwenhuyse 23,333 restricted shares of Common Stock under the 2010 Equity Compensation Plan pursuant to the Contango ORE, Inc. Short Term Incentive Plan for the benefit of Rick Van Nieuwenhuyse, dated June 10, 2020, subject to the terms of a Restricted Stock Award Agreement. The shares of restricted stock vest on January 1, 2023, subject to acceleration upon a change of control of the Issuer.

The descriptions of the 2010 Equity Compensation Plan, Short Term Incentive Plan for the benefit of Rick Van Nieuwenhuyse, Incentive Stock Option Agreement, Restricted Stock Award Agreement and Form of Restricted Stock Award Agreement in this Item 6 are summaries and are qualified in their entirety by reference to the complete text of the 2010 Equity Compensation Plan, Short Term Incentive Plan for the benefit of Rick Van Nieuwenhuyse, Incentive Stock Option Agreement, Restricted Stock Award Agreement and Form of Restricted Stock Award Agreement, filed as exhibits hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:
Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan (Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on November 16, 2017).

Exhibit 2:
First Amendment to the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan (Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on November 20, 2019).

Exhibit 3:
Second Amendment to the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan (Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on December 17, 2020).

Exhibit 4:
Contango ORE, Inc. Short Term Incentive Plan, for the benefit of Rick Van Nieuwenhuyse, dated June 10, 2020 (Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K/A, as filed with the Securities and Exchange Commission on June 22, 2020).

Exhibit 5:
Incentive Stock Option Agreement between Contango ORE, Inc. Rick Van Nieuwenhuyse, dated January 6, 2020 (Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on January 10, 2020).

Exhibit 6:
Restricted Stock Award Agreement between Contango ORE, Inc. Rick Van Nieuwenhuyse, dated January 9, 2020 (Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on January 10, 2020).

Exhibit 7:	Form of Restricted Stock Award Agreement (Filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on December 17, 2020).

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020	Rick Van Nieuwenhuyse

/s/ Rick Van Nieuwenhuyse